Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On July 1, 2009, NRG Energy, Inc. presented the following materials to RiskMetrics Group:

Exelon Offer to NRG Shareholders: July 1, 2009 The Price is Not Right

Safe Harbor Statement Important Information In connection with its 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"), NRG Energy, Inc. ("NRG") has filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (the "SEC"). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. In response to the exchange offer proposed by Exelon Corporation referred to in this communication, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of NRG. Investors and stockholders will be able to obtain free copies of NRG's definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC's website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/ Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540. NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG's directors and executive officers is available in the definitive proxy statement for the 2009 Annual Meeting, which was filed with the SEC on June 16, 2009. Forward-Looking Statements This communication contains forward-looking statements that may state NRG's or its management's intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as "will," "expect," "estimate," "anticipate," "forecast," "plan," "believe" and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally. The foregoing review of factors that could cause NRG's actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG's future results included in NRG's filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Overview We believe Exelon's offer, on October 19, 2008, made during the nadir of the financial crisis, grossly undervalued NRG Since that time, NRG has created substantial additional shareholder value on an absolute basis and on a comparative (to Exelon) basis, which is not recognized in Exelon's original offer and may or may not be fully recognized in any subsequent offer from Exelon depending upon the size of any increase Over the last 6 years, NRG's Board of Directors, as presently constituted, has been effective in making decisions both about NRG's value-enhancing actions and in giving thorough and reasonable consideration to Exelon's offer

2004 2005 2006 2007 2008 2009E EBITDA 0.976 0.731 1.502 2.279 2.291 2.2 Stock Price 18.03 23.56 28.01 43.34 23.33 24.95 Adjusted CFO 0.71 0.489 0.923 1.633 1.5 1.509 Financial Performance Focused on Cash Generation ... .... with substantial benefits realized by shareholders until the market dislocation last Fall ($ in billions) ($/share split adjusted) Notes: Adjusted CFO excludes collateral movements, working capital movements and include discontinued operations; 2006 adjusted for the hedge reset. Yearly stock prices represent year-end prices, 2009 closing stock price of $24.95 on 6/29/09, CAGR represents per share change calculated using closing price of $9.63 on 12/2/2003. 2009E is based on 4/30/2009 guidance and does not include the impact of Reliant Energy 5 1/2 Year CAGR of 19% 4 Year CAGR of 45% 2 Year CAGR of 54% Note: Cash Flow Yield based on common stock share price of $24.95 as of June 29, 2009 18%+ As markets recover NRG will be supported by a Free Cash Flow Recurring Yield of 2009 excludes Reliant Energy EBITDA Contribution NRG: A Track Record of Financial Success At NRG, promise of growth is accompanied by delivery in financial performance

Agenda I. NRG - Continuous Creation of Shareholder Value: Market Outlook Growth Plan Capital Allocation Blueprint II. Exelon Offer for NRG: Inadequate Value Market and Growth Outlook Combination Risks III. Conclusion / Next Steps

I. NRG is about Value Creation... Market Outlook Growth Plan Capital Allocation Blueprint Insulated against near-term commodity weakness; poised for the rebound Nuclear led low carbon growth initiatives will become more valuable over time Return of substantial capital to shareholders through regular share buybacks ....Through down cycles as well as up cycles

A. NRG's Markets:
Gas and Heat Rates Moving Gross Margin in our Favor…

Natural Gas NYMEX Henry Hub(1)



$9.00
$8.50
$8.00
$7.50
$7.00
$6.50
$6.00
$/mmbtu
2010
2011
2012
2013
2014
10/17/2008
6/11/2009

ERCOT - Houston Zone Round the Clock Market Heat Rates[1]



9.00
8.50
8.00
7.50
7.00
6.50
6.00
mmbtu/MWh
2010
2011
2012
2013
2014
10/17/2008
6/11/2009

Gross Margin and Terminal Value Impact(2) on Share Price

$91 million(4)

$332 million(5)

Increase on NRG Share Price(3)

$5.29/share

(1) Source: ERCOT Houston zone forward market heat rate quotes and NYMEX natural gas prices; (2) Assumes 2014 terminal year using 6/11/09 curve; (3) Assumes 9.17% discount rate (average of Wall Street analyst estimates) and 5.6x implied EV/EBITDA multiple based on 10/17/08 offer; (4) Gas sensitivity : $0.20/mmbtu natural gas price change (10/17/08 – 6/11/09) * 7.57 mmbtu/mwh 10/17/08 weighted average Heat Rate * 60,100 Gwh's = $91MM; (5) Heat Rate sensitivity : 0.7 mmbtu/mwh weighted average Heat Rate change (10/17/08 to 6/11/09) * $7.80 mmbtu NYMEX 6/11/09 NG price * 60,100 Gwh's (SC, West Coast assumed contracted) per NRG annual report = $332MM;

… Drives a more robust financial outlook for NRG

6

A. NRG Market Outlook: Strengthened Credit Standing Despite Current Environment "We raised power producer NRG Energy's corporate credit rating reflective of our view of standalone credit quality... The upgrade is unusually timed amidst sharply lower gas prices, but reflects expected strong and stable cash flows for several years due to the hedged nature of NRG's fleet, as well as a recognition that management's superior execution of its hedge strategy has allowed NRG to distinguish itself in the independent power producer (IPP) sector. We see NRG being free- cash-flow positive for the next several years even under our conservative merchant price deck." - S&P press release dated 5/22/09 S&P's Commentary Prudent balance sheet management supported by superior hedging execution, triggers corporate credit rating increase (1) Portfolio as of 04/09/2009; 2009 values reflect positions from May 09 through December 09 only

B. NRG Growth: Building Blocks to Success

Cost & Performance Improvements	+	Vertical Integration (Texas Retail)	+	Intrinsic Growth Core Assets	+	Nuclear Renaissance	=	NRG Growth

*FOR*NRG

- Revenue enhancement: Asset reliability and availability
- Cost savings: Procurement, corporate
- Asset optimization: Inventory and working capital management

Reliant Energy

- Leading retail electricity brand
- Countercyclical business fundamentals
- Significant potential synergies
- Distributed green opportunities

Repowering NRG

- 550 MW Cedar Bayou 4
- 500 MW eSolar Solar Thermal
- 400 MW GenConn
- 150 MW Wind Langford
- 120 MW Wind Elbow Creek

NINA

- STP 3&4
- Follow-on projects
- Intellectual property/ development knowhow
- Supply chain opportunities

Top quality, risk mitigated growth leads to shareholder value

8

2008 2005 2006 2007 2008 2013 EBITDA 8 100 150 220 258 87 FCF 60 90 132 155 FORNRG 1.0 EBITDA Improvements ($ In millions) O Top decile performance § Reliability § Availability O Revenue Opportunities O Top decile performance § Heat Rate O Procurement O Corporate O Improved inventory management O Reduction in no/low return assets O Working capital management Revenue Enhancement Cost Savings Asset Optimization ROIC 2009 2010 2011 2012 2013 FCF 30 70 110 150 87 FORNRG 2.0 Next Generation is ROIC Drivers ($ In millions) Note: assumed tax rate of 40%; ignores NOL balance Note: improvement target without a reduction of invested capital Goal was to achieve $250M by 2009 Goal is 100 bps ROIC Improvement by 2012 The proof is in the numbers: FORNRG 1.0 + 2.0 ^ $300M recurring free cash flow improvement per year by 2012 B. NRG Growth: Cost and Performance Improvements

B. NRG Growth: Vertical Integration Through Reliant Retail

NRG

Business Overview and Benefits

- **Leading provider of electricity and energy services in ERCOT**
  - Highest ranking in overall residential customer satisfaction among 3 largest retailers
  - Lowest in PUCT complaints
- **Serves two groups of customers totaling nearly 1.8 million customers**
  - Mass: 2nd largest in Texas with ~28% market share – 1.69 million customers
  - C&I: largest in Texas with more than 35 TWh annual sales
- **Complements NRG's merchant generation assets**
  - Optimizes business model by matching supply and load
  - Increases collateral efficiency

Ongoing Retail Valuation ($ millions)

Purchase Price	$288
Working Capital Payment	82
Total Purchase Price	$370
Mid-cycle adjusted EBITDA run rate	$250
Purchase price multiple	1.5x

Implied equity value/share[(1)] at EBITDA multiples of:

4x =	$3.50
5x =	$4.50
6x =	$5.50

(1) Excludes Reliant Retail purchase price

A Natural Strategic Fit for NRG

10

B. NRG Growth: Repowering Initiative Advances Low to No Carbon Technologies

NRG

Project	Accomplishments
Cedar Bayou Unit 4 550MW gas-fired CCGT	✓ June 2009 commercial operation, 45 days ahead of schedule, and on-budget ✓ 50% partner co-funding construction and operating costs ✓ Lower carbon profile for mid-merit capacity
Wind 345 MW	✓ Sherbino Wind – 150 MW, 50% partnership with BP, Commercial Operation on October 22, 2008 ✓ Elbow Creek – 120 MW, Commercial operation on February 4, 2009 ✓ Langford Wind – 150 MW, Construction began March 12, 2009
GenConn 400 MW Gas Peakers	✓ $534 million financing for GenConn projects meets all funding needs ✓ Construction started at Devon on April 1, 2009 ✓ Major project contracts executed including turbines, and other long lead time items ordered
eSolar Up to 500 MW solar	✓ Acquired development rights for 3 project sites; closed June 1, 2009 ✓ 184 MW total power purchase agreement with El Paso Electric & PG&E ✓ Seeking application for federal loan guarantee

NRG is investing in technologies that will underpin the businesses promoted by federal legislation for climate change and sustainability

11

B. NRG Growth: NINA's Unique Value of Leading the Nuclear Renaissance

NRG

Recent Developments		Comparative Advantage
✓ NRC Schedule for STP 3&4 issued	⇨	▪ COL issuance anticipated for 2012
✓ Highly ranked within upper tier of preliminary DOE rankings	⇨	▪ DOE in final term sheet negotiations with final four nuclear sites selected; includes NRG's STP 3&4 ▪ $18.5 billion of federal guarantees already authorized
✓ EPC Contract executed	⇨	▪ Open book period followed by Fixed Price Turnkey construction period provides price certainty ▪ Contractual terms substantially the same as large fossil project ▪ Triggers two additional EPC contracts with the same terms
✓ $500mm credit facility to be provided by Toshiba	⇨	▪ Non-recourse to NRG ▪ Supports long lead time material purchases during open book phase ▪ Repaid with DOE/ Japanese guaranteed loan proceeds at Full Notice to Proceed (FNTP) ▪ Defers significant equipment spend until FNTP

NINA

Toshiba Base Investment of $150mm for 12% of NINA Implies total value of NINA of $1.250 Billion (~ $4 per NRG Share)

12

B. NRG Growth: The Right Way to Develop Nuclear CPS $4 B NINA (with new partner) $6 B 40% 60% $10 B US & Japan Loan $4.8 B NINA Equity $1.2 B $6 B 80% 20% Representative Project Cost and Sources of Funds (1) NINA Share Equity Sources Toshiba $300 MM NRG $600 MM $1.2 B New Partner $300 MM Maximize economic value for shareholders with minimum capital at risk NINA (1080 MWs) New Partner (540 MWs) CPS Energy (1080 MWs) AA+ municipal utility serving its own load - Mix of industrials and load serving entities - Average credit rating is single-A - Several additional counterparties have also shown interest in capacity MOU representing 1,600 MWs (>100% of available capacity) The Right Strategy: Offtake Certainty (1) Excludes $500 million non-recourse facility from Toshiba for long lead materials

NRG Classic ForNRG West Texas Hedge Reset Texas Genco Acquisition Repowering 2008 514 714 726 1810 2269 activity 514 200 12 1084 459 30 2291 negative activity .... Creating value today and in the future for NRG shareholders B. NRG Growth: A Clear Charted Path... 2004 NRG Classic 1 2008 Current NRG NRG Growth Path! 1) NRG Classic EBITDA excludes Long Beach Repowering, West Coast Power and FORNRG 1.0; (2) Reflects 2014 using 6/11/09 curve 2009 Guidance Gross Margin retail Fornrg Repowering NINA Reliant Retail + 2200 2623 2873 3023 3103 2991 activity 2200 423 250 150 80 400 300 2009 $ in millions Reliant Retail $2,200 $ in millions 1.0 Texas Hedge Reset $2,291 Texas Genco West Coast Power 2.0 The 5-Year Path to 2008 EBITDA 2009 EBITDA and Beyond Gross Margin Improvement2 Accretion from capital allocation for debt reduction and share repurchases + New

C. NRG Capital Allocation: Proven Record & Future Plan $330M approved as 2009 share repurchase program; $630M capacity under restricted payment basket $490M in 2009 Complete in 2009 $330M+ in share repurchases $430M plan debt paydown in 2009 625 MW brought on-line or under construction in 2009 2004-2008 Sources and Uses of ~$7B 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 13 16 13 3 29 27 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Sources Growth Capital Pfd Div. Pay Down Debt Shareholder Return Cash Build 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 20 14 57 9 29 27 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Asset Sales Debt Issuance Cash From Operations Proceeds from Preferred shares Business Reinvestment Uses 2009 Plan

Exelon's Offer vs. NRG's Value

II. Exelon's Offer is Deficient in Multiple Ways: This transaction is significantly cash flow dilutive to NRG shareholders as NRG produces 30% of the pro forma cash flows but will receive only 17% of the pro forma ownership through at least 2012 Exelon's offer represented a discount of 14% to NRG's 4-week prior price, a 3% discount to 2 year trading average, a discount of ~2% to current NRG price level (as of 6/29/09), and a severe discount on replacement cost value Since its offer on October 19th, Exelon's stock price has declined 8.5%, thereby further reducing the value of their all stock, fixed exchange ratio offer Clearly Inadequate Value for NRG Exelon would bring exposure to MISO and PJM West where exposure to the current economic crisis is more acute and potentially long-lasting and where NRG believes the potential downside to heat rates is greater as a result of a federal RES standards Exelon announced a sharply lower 2011 hedge profile than expected, reducing 2011 EPS guidance from $5-$6 per share to $4 - $5 per share Exelon has had disappointing results in PJM capacity and PECO load auctions, further pressuring its earnings outlook Fails to Account for Exelon's Weakened Prospects Does Not Address Multiple Combination Risks NRG believes potential synergies would be offset by significant transaction costs, cost to achieve the synergies and increased interest expense, coupled with risks from pension and OPEB obligations which have ballooned by $4 billion since the launch of its hostile bid Exelon has indicated, in select investor and sell side meeting, that in addition to asset sales it might need to issue $1 billion of equity in connection with the proposed transaction in order to maintain its investment grade rating, which would result in additional dilution to NRG shareholders Exelon's organic growth is limited by insubstantial investments in growth CAPEX and no internal development capability Exelon requirement to maintain its investment grade rating, and its large funding requirements from its pension and OPEB obligations and dividends commitments, in our view will limit its ability to fund meaningful capital-intensive projects in addition to requiring equity issuance NRG shareholders are rejecting the EXC Offer: Only 12% tendered as of June 17, 2009

4-Week Premium A. Inadequate Value: Exchange Ratio Represents a Discount, Not a Premium Exelon's approach to NRG occurred at close to a 2-year low trading ratio; the proposed exchange ratio is at a discount to the average historical trading ratio and is well below the premiums offered in precedent all stock deals Source: FactSet. Average = 0.501x High = 0.614x Low = 0.320x At-Market on 10/17 = 0.355x EXC Proposal = 0.485x 2-Year NRG / EXC Trading Ratio (Daily) (1) All stock deals since 9/15/2008, per RiskMetrics Group report, "Agrium (AGU) "Vote No" for CF Industries (CF)," dated 4/12/09. (2) Based on Exelon and NRG's pre offer share prices as of 10/17/2008; (3) Based on Exelon's current share price (6/29/2009) and NRG's pre offer share price (10/17/2008); (4) Based on Exelon's pre offer share price (10/17/2008) and NRG's share price 4 weeks prior to the offer (9/19/2008); (5) Based on Exelon's current share price (6/29/2009) and NRG's share price 4 weeks prior to the offer (9/19/2008). (1) (4) (5) (1) (2) (3) 1-Day Premium

A. Inadequate Value: Free Cash Flow Contribution Free Cash Flow dilution to NRG shareholders Implied Exchange Ratio 2012 2011 2010 2009 2008 East 27 27 30 34 31 West 73 73 70 66 69 Exelon Exchange Offer of 0.485 = Implied Ownership of 17% 34% 30% 66% 70% 1.237x 0.900x 2009E 2012E 27% 27% 2010E 2011E 73% 73% 1.044x 0.905x 1.065x 2008E 31% 69% Exelon touts cash flow accretion for the combined company; however, it's an inequitable transfer of the cash from NRG shareholders to EXC shareholders (1) Exelon presentation dated 2/09; (2) Source: Sell-side research as of 3/09; (3) FCF defined as Cash from Operations less maintenance CapEx but excluding environmental and growth CapEx, dividends, and share repurchases; not intended as guidance of expected results. Percent Contribution of Recurring FCF(2), (3) NRG stockholder would be contributing an average 30% of recurring free cash flows to the combined company for only 17% ownership THEN: Exelon in its own words "NRG's position [with respect to Free Cash Flow dilution] is only for a single year [2008]" and... "ignores PECO PPA roll-off in 2011 and Exelon carbon uplift"(1) NOW Pick any year... let's talk about PECO PPA roll-off and carbon... and just wait until we add the projected contribution of Reliant Energy retail Implied Ownership of 20% with a 20% increase in exchange offer

Reflects change in value of exchange offer since 10/17/08 NRG Other Growth Projects and International Assets (4) (1) Offer pricing date of 10/17/2008. Current pricing date of 6/29/09. NRG diluted share count 276M. $3000+/kw sourced from Exelon presentation dated February 2, 2009 (2) Replacement cost for assets other than Texas baseload based on independent consultant (Ventyx) (3) Based on Toshiba's $150 million commitment for STP 3 and 4 for 12% interest in NINA (4) Future nuclear development, to which Toshiba has committed an additional $150 million, is implied in NRG other Growth Projects and International $32.62 / Share (3) EXC valued NRG's Texas Baseload at $3,000+ / kw(1) Blended $630 / kw (2) Blended $840 / kw (2) Blended $340 / kw (2) $800 / kw (3) 10/17/08 offer: EXC exchange offer (0.485x) STP 3&4 $26.43 / Share (1) 6/29/09 offer: EXC exchange offer (0.485x) $24.48 / Share (1) $9.0 B $7.3 B $6.8 B Power sector asset values typically revert towards replacement costs A. Inadequate Value: Exelon Offer Represents Substantial Discount to NRG's Replacement Cost Value 6/29/09 offer with 20% increase: EXC exchange offer (0.582x) $29.38 / Share (1) Value Gap

II. Exelon's Offer is Deficient in Multiple Ways: NRG shareholders are rejecting the EXC Offer: Only 12% tendered Clearly Inadequate Value for NRG Fails to Account for Exelon's Weakened Prospects Does Not Address Multiple Combination Risks This transaction is significantly cash flow dilutive to NRG shareholders as NRG produces 30% of the pro forma cash flows but will receive only 17% of the pro forma ownership through at least 2012 Exelon's offer represented a discount of 14% to NRG's 4-week prior price, a 3% discount to 2 year trading average, a discount of ~2% to current NRG price level (as of 6/29/09), and a severe discount on replacement cost value Since its offer on October 19th, Exelon's stock price has declined 8.5%, thereby further reducing the value of their all stock, fixed exchange ratio offer Exelon would bring exposure to MISO and PJM West where exposure to the current economic crisis is more acute and potentially long-lasting and where NRG believes the potential downside to heat rates is greater as a result of a federal RES standards Exelon announced a sharply lower 2011 hedge profile than expected, reducing 2011 EPS guidance from $5-$6 per share to $4 - $5 per share Exelon has had disappointing results in PJM capacity and PECO load auctions, further pressuring its earnings outlook NRG believes potential synergies would be offset by significant transaction costs, cost to achieve the synergies and increased interest expense, coupled with risks from pension and OPEB obligations which have ballooned by $4 billion since the launch of its hostile bid Exelon has indicated, in select investor and sell side meeting, that in addition to asset sales it might need to issue $1 billion of equity in connection with the proposed transaction in order to maintain its investment grade rating, which would result in additional dilution to NRG shareholders Exelon's organic growth is limited by insubstantial investments in growth CAPEX and no internal development capability Exelon requirement to maintain its investment grade rating, and its large funding requirements from its pension and OPEB obligations and dividends commitments, in our view will limit its ability to fund meaningful capital-intensive projects in addition to requiring equity issuance

B. EXC Markets: NRG's Assets are Located in More Attractive Power Markets than Exelon's Businesses

Supply stack in NRG and EXC Regions



Normalized PJM Supply Stack
Normalized ERCOT Supply Stack
Average Demand
Gas section of supply stack
ERCOT:
95% gas on margin
Approaching RPS requirements
Wind penetration
PJM:
17% gas on margin
Low wind/renewable penetration
$/MWh
Average Demand
Gas sets marginal price
0%
25%
50%
75%
100%
125%
150%
175%
Percent of Average Demand

Note: wind derated to 10% of nameplate capacity

ERCOT has already achieved significant wind penetration and nears RPS target levels. PJM RPS impact "starting to impact markets" while opportunity for renewables to significantly penetrate Midwest could lead to significant downward price and heat rate pressure.

Generation by State (2008)



NRG
Other 10%
NY 10%
LA 16%
TX 64%
EXC
Other 2%
NJ 8%
PA 29%
IL 61%

Source: Energy Information Agency and Energy Velocity

Macroeconomic Performance



Index Value (May 2007=100)
106
104
102
100
98
96
94
92
90
88
86
PA
TX
IL
05/2007
08/2007
11/2007
02/2008
05/2008
08/2008
11/2008
02/2009

Source: Philadelphia Fed. Notes: State Coincident Indicators, three-month rolling average through February 2009. Variables in each coincident index are nonfarm payroll employment, average hours worked in manufacturing, the unemployment rate, and real wage and salaries.

Gas sets the marginal price of power most often in Texas (~90% vs ~20% in PJM), providing NRG greater margins, as opposed to EXC's PJM and MISO markets

Coincident indices of TX indicate much stronger conditions relative to the Midwest. Manufacturing output in TX is also higher and more stable.

We believe NRG shareholders are best leveraged to benefit from Texas power market recovery as compared to other markets

22

B. EXC Markets: Exelon Gross Margin Appears to be Under Severe Pressure

NRG

Heat Rate Impact


7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
mmbtu/MWh
2010
2011
2012
2013
2014
10/17/2008
6/11/2009

Exelon appears to be forward hedging into sharply declining heat rate market

Gross Margin and Terminal Value Impact(1) on Share Price

($1,090M)(2)

$236M(3)

($282M)(4)

Decrease to EXC Share Price(1)

($8.80)/share

Natural Gas Impact


8.5
8.0
7.5
7.0
6.5
6.0
5.5
5.0
$/MMbtu
2010
2011
2012
2013
2014
10/17/2008
6/11/2009

Increasing long-term natural gas prices. 2014 Henry Hub up $0.20

Capacity Auction Impact

Exelon Unforced Capacity, UCAP (MW)(4) = 21,700


$110.0
$16.46
$/MW-day
2011/2012
2012/2013
non-MAAC

(1) Assumes 2014 terminal year using 6/11/09 curve. Share price impact based on 7.9x market implied EV/EBITDA multiple and 8% discount rate; (2) Heat Rate sensitivity : (0.93) mmbtu/mwh weighted average implied market Heat Rate change (10/17/08-6/11/09) * $7.80 mmbtu 6/11/09 NYMEX NG price * 150 Twh's per Exelon Fact Book = $(1,090)MM; (3) Gas Sensitivity: $0.20/mmbtu change in natural gas * 7.88 mmbtu/mwh 10/17/08 Weighted average implied market Heat Rate * 150 Twh's = $236MM; (4) Unforced Capacity MW (non-MAAC, MAAC, EMAAC) from Exelon 3/10/2009 2009 Investor Conference presentation (pg. 39), adjusted by pool wide EFORd of 6.44% for 2012/2013 and 6.21% for 2011/2012 per PJM auction report. Capacity clearing prices per PJM RPM auction results.

EXC seeks to offset its weakening market prospects through NRG's portfolio at an inadequate price

23

B. Exelon Markets: Exelon's Hedge Position is Not What it was Once Touted to be…

NRG

THEN: Exelon in its own words

"…the prompt year we're 90 to 98% hedged…[in 2010] upward to a 90% financially hedged**…[in 2011] we're at the top end of the range towards an 80% financially hedge issue."**

- Kenneth W. Cornew, Exelon SVP, Exelon Investor Day Conference, 03/10/09

NOW: Current Hedge Profile(1)



Exelon
92.5%
82.5%
41.5%
2009
2010
2011
Hedged Generation
Open Generation
Much less hedged volumetrically 2011 onwards

S&P & Sell Side Commentary

"Mitigating near-term cash flow volatility is a high level of physical hedges in 2009 and 2010 but this ratio drops off in future years. Because Exelon's merger plan proposes deleveraging from free cash flow sweeps (after capital expenditures and dividends) any decline in net revenues could affect debt reduction targets. We note that the power/commodity forward strips have substantially declined since Exelon made its offer."

-- S&P press release on Exelon's CreditWatch negative status, 04/17/09

"Based on the newly disclosed magnitude of difference between EXC's 2011 financial hedge profile (high end of a 60% to 80% range, or closer to 80%) and what we calculate as closer to a 32% volumetric hedge % for 2011 **we believe the company's long-term earnings growth profile has eroded too much**. As such, we are downgrading our rating to Hold."

-- Deutsche Bank equity research following EXC analyst conference: EXC 2011 More Exposed to Falling Gas, 3/11/09

(1) Midpoint of expected generation hedged for each year as disclosed in April 15, 2009 Exelon Generation Hedging Program presentation

Exelon has far more market exposure than previously thought

24

B. Exelon Markets: Washington Legislation - Climate Change THEN: Exelon in its own words NOW "If passed, John Rowe calculates the Waxman-Markey bill will add $700 to $750 million to Exelon's annual revenues for every $10 per metric ton (Mt) increase in the price of CO2 allowances" -- Hugh Wynne, Bernstein Research report June 10, 2009 If you take a look at Exelon on a standalone and you analyze us on a standalone from carbon, and you assume that we would get the full benefit of the potential value, it's about $1 billion for every $10 of tax, and that's earnings before taxes. Then again, you take a look at the NRG fleet and you evaluate the dilutive effect of our standalone on carbon, it's approximately 10%. So you would, anywhere from 80 to 120 million is the dilution, and that's on a more conservative approach of not getting - the generators not getting any allotment. So, although carbon on a standalone could be slightly dilutive, and that's if you assume we are going to reap that full benefit as the generator, the dilutive effects are minimal compared to the value created of those assets. -- EEI Financial Conference, Nov. 11, 2008, Christopher M. Crane Little to no downside to NRG and far less accretion for EXC, if Illinois and Pennsylvania states actually allow EXC to keep upside W-M allocations keep NRG net neutral in early years and RepoweringNRG creates upside in out-years EPA modeling suggests almost 50% lower benefits to EXC (~$15 prices for 2012 and ~$85 for 2050 under W-M1) than last year (~$28 in 2012 and ~$157 in 2050 under Lieberman- Warner2) (1) The United States Environmental Protection Agency's Preliminary Analysis of the Waxman-Markey Discussion Draft in the 111th Congress, The American Clean Energy and Security Act of 2009; (2) The United States Environmental Protection Agency's Analysis of Senate Bill S.2191 in the 110th Congress, the Lieberman-Warner Climate Security Act of 2008 Latest Update

II. Combination Risks: Exelon is a Competitive Power Company that Thinks, Acts, and Manages Like a Traditional Utility... ....And that is both risky and suboptimal from the point of view of value creation to the shareholders of NRG Clearly Inadequate Value for NRG Fails to Account for Exelon's Weakened Prospects Does Not Address Multiple Combination Risks This transaction is significantly cash flow dilutive to NRG shareholders as NRG produces 30% of the pro forma cash flows but will receive only 17% of the pro forma ownership through at least 2012 Exelon's offer represented a discount of 14% to NRG's 4-week prior price, a 3% discount to 2 year trading average, a discount of ~2% to current NRG price level (as of 6/29/09), and a severe discount on replacement cost value Since its offer on October 19th, Exelon's stock price has declined 8.5%, thereby further reducing the value of their all stock, fixed exchange ratio offer Exelon would bring exposure to MISO and PJM West where exposure to the current economic crisis is more acute and potentially long-lasting and where NRG believes the potential downside to heat rates is greater as a result of a federal RES standards Exelon announced a sharply lower 2011 hedge profile than expected, reducing 2011 EPS guidance from $5-$6 per share to $4 - $5 per share Exelon has had disappointing results in PJM capacity and PECO load auctions, further pressuring its earnings outlook NRG believes potential synergies would be offset by significant transaction costs, cost to achieve the synergies and increased interest expense, coupled with risks from pension and OPEB obligations which have ballooned by $4 billion since the launch of its hostile bid Exelon has indicated, in select investor and sell side meeting, that in addition to asset sales it might need to issue $1 billion of equity in connection with the proposed transaction in order to maintain its investment grade rating, which would result in additional dilution to NRG shareholders Exelon's organic growth is limited by insubstantial investments in growth CAPEX and no internal development capability Exelon requirement to maintain its investment grade rating, and its large funding requirements from its pension and OPEB obligations and dividends commitments, in our view will limit its ability to fund meaningful capital-intensive projects in addition to requiring equity issuance

Pre-Tax Run Rate Synergies Annual Cash Impact to Combined Company in millions Note: Estimated synergies are midpoint of Exelon's range of $180 - $300mm per year; with one half of synergies realized in Year One, all synergies realized by Year Two. Transaction Costs and costs to implement synergies derived from Exelon estimates disclosed in their EEI presentation of 11/11/08. Assumption that additional interest costs and refinancing interest rate of 8% apply to $4.7B of refinanced notes, $2.4B of Term B Loans, and $1.3B of Synthetic Letters of Credit converted to a Term B Loan using 6/25/09 3M LIBOR. The interest costs for the Year 1 Synergy includes NRG's existing interest rate swaps. Pre-Tax Synergy Estimate Year 1 Cash Impact to Combined Company in millions C. Combination Risks: Synergies, as Estimated by EXC, Would be Offset by Transaction Costs and Financing Costs Assuming Exelon can obtain financing, why would you in this market? The cost of the refinancing is value that otherwise would belong to shareholders Proj. Synergies Transaction Cost Cost to Implement Additional Interest Net Pre-Tax Synergies NRG 120 120 -534 -634 -808 EXC 0 -534 -100 -174 Projected Synergies Less Additional Interest on Refinanced Debt Net Pre Tax Synergies NRG 240 -6 -6 EXC 0 240 $120 ($654) ($100) ($174) ($808) $240 ($246) ($6)

YE 2007 Q1 2008 Q2 2008 Q3 2008 YE 2008 Q1 2009 NRG 247 245 252 225 262 EXC OPEB 2494 2470 2477 2472 6366 C. Combination Risks: Unfunded Pension and OPEB Has Created a Significant Issue for Exelon, but Not for NRG - S&P 500 Given further market deterioration, EXC Pension liabilities likely have increased Post-exchange offer, Exelon has lost significant equity value to increased pension and OPEB liabilities, while NRG's exposure remains minimal In millions Source: Exelon's SEC filings and 3/10/09 Investor Day Conference Post-exchange offer, pension and OPEB liabilities increased significantly, to the detriment of all equity holders Exelon offer (10/20/08) YE 2005 Q1 2008 Q2 2008 Q3 2008 YE 2008 Q1 2009 S&P 500 1468 1322 1280 1166 903 797 Pension 777 721 694 654 4111 EXC Pension Lost Exelon Equity Value

C. Combination Risks: Negative Impact of Market and Portfolio Changes on Exchange Ratio- Exelon Gross Margin Impacts Our Conclusion: Exelon's offer was inadequate to begin with, and keeps getting worse... Market and other changes affecting Exelon since 10/17/08 reflects an implied 21% increase in Exchange Offer ratio Implied Changes in Exchange Ratio(1) Gross Margin (2) Pension Liability (3) PJM Capacity (2) Net Debt (4) 0.485 0.552 0.585 0.586 0 activity 0.485 0.067 0.033 0.02 0.019 0.586 EXC Value Considerations Source: NRG analysis, based on Exelon disclosure before and after 10/17/08. Notes: (1) Represents selected factors that impact the Exchange Ratio for illustrative purposes and is not representative of all factors that could impact the Exchange Ratio offer. The exchange ratios are not indicative, nor are they meant to imply, an exchange ratio that the NRG Board would accept or reject (2) Assumes 8% discount rate (average of Wall Street analyst estimates) and 7.9x market implied EV/EBITDA multiple (based on 10/17/08 enterprise value and Wall Street EBITDA estimates) (3) Exelon's net Pension and OPEB liability increased by $3,791 million from $2,472 million from Exelon's 9/30/08 10Q to $6,309 from the 3/31/09 10Q (4) Exelon's net debt decreased by $1.5 billion, caused by an increase in debt of $500mm and cash increase of $2.0 billion from the difference between the 9/30/08 10Q and 3/31/09 10Q

C. Combination Risks: …And that is Before Taking into Account the Dilutive Effect of Exelon's Potentially Massive Equity Issuance

FFO / debt



Exelon target range: 25 - 30%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
-
23%
22%
23%
28%
26%
28%
28%
28%
29%
2010
2011
2012
Exelon standalone
Pro forma (no equity issuance)
Pro forma ($1.0bn equity issuance)

(1) Assumptions on synergies, transaction costs and refinancing interest rate as per slide 27. No asset sales and no use of cash on balance sheet to fund transaction. Underlying gas curve is as of 6/11/09.

Impact of an Exelon Equity Issuance on Exchange Offer

	NRG Ownership	Exchange Ratio	
Exelon's Offer on 10/17	16.9%	0.485x	Value Implications for NRG stockholders
Effective Offer[2] Adjusted for Scenario of:			
$1.0B Exelon Equity Issuance	16.4%	0.470x	3.1%
$2.0B Exelon Equity Issuance	16.0%	0.456x	6.1%

A 20% increase in the offer adjusted for a $2.0bn equity issuance is in fact only a 12.7% increase from original offer.

(2) 10/17 Exchange Ratio Equivalent is equal to the exchange ratio that would give NRG the same ownership % of the combined company without an equity issuance.

2011 FFO Sensitivities

Exelon assumed 2011 Henry Hub gas price in November 2008 of $8.15[1]



Change in 2011 Henry Hub Gas Price /
Effective 2011 Henry Hub Gas Price ($/mmBtu)
$1 Decrease
$2 Decrease
$3 Decrease
Change in FFO in 2011 ($ mm)(2)
($238)
(88)
($326)
($476)
(177)
($653)
($714)
(265)
($979)
Implied Equity Need to Maintain Target FFO / Debt(3)
$1.0 bn
$2.1 bn
$3.1 bn
EXC Impact
NRG Impact

(1) Source: Exelon 2008 EEI Presentation.
(2) EXC gas sensitivity based on 4/15/09 presentation. NRG gas sensitivity based on 2/12/09 presentation. Tax rate of 39% assumed.
(3) Assumes proforma FFO/Debt level in November 2008 of 25% for EXC+NRG – low end of EXC's target range. Analysis done to solve for same target FFO/Debt level after adjusting for the reduced FFO. Assumes interest expense on reduced debt of 8.0% and tax rate of 39%.

Two unknowns – S&P and natural gas prices – will drive the size of the Exelon equity issuance

30

....Which Exelon could drain for debt reductions triggered by higher-cost financing, transaction costs and to satisfy rating agencies (1) From Exelon's SEC filings and Q1 2009 Earnings Presentation dated 4/23/2009. (2) Includes one-time costs; See slide 27; costs are after-tax assuming at 39% (3) NRG cash dividend represents preferred dividends paid; Adjustment reflects NRG adjusted share count assuming 275 diluted shares converting at the current exchange offer of 0.485 less add back of NRG preferred dividends (4) Excludes Reliant Retail C. Combination Risks: NRG Generates Positive Cash Flows... Does not consider additional equity issuance Is dividend sustainable?

Little, if any, capital will remain for NRG's growth opportunities Equity issuance will further dilute NRG stockholder ownership and FCF profile Asset sales in the worst possible environment since the Great Depression will yield suboptimal proceeds Will Exelon dividend need to be cut to reduce cash burden C. Combination Risks: Exelon's Approach to Balance Sheet Management Under Exelon's plan, debtholders and rating agencies would appear to take priority to shareholders Exelon's stated plan to sustain investment-grade ratings will require NRG cash, asset sales and potential equity issuance(1) ... "Committed to returning Exelon Generation's senior unsecured debt to strong investment grade within the next 3 years" "Pay down debt plan will include: NRG balance sheet cash, asset sale proceeds, free cash flow" "We may have to sell a somewhat larger part [asset sales], or whether we have to issue either common equity or some sort of convertible preferred" (1) From Exelon presentation at EEI 11/11/08, page 14, and Exelon Investor Conference Presentation, 3/10/09 ? After Exelon has used all NRG cash to pay down debt, fund common stock dividends and its pension obligations: ....Could result in starving NRG of capital for growth and diluting NRG stockholders Meaning ? ? ?

C. Combination Risks: NRG Success and Track Record of Allocation of Capital

NRG

THEN: Exelon in its own words

- Committed to returning Exelon's senior unsecured debt to strong investment grade within the next 3 years
- Targeting stronger credit metrics for the combined entity— 25 - 30% FFO/debt
- **Pay down debt plan** will include: NRG balance sheet cash, asset sale proceeds, ***free cash flow***

-- 10/29/08 Exelon presentation

We believe the market will likely discount NRG's standalone growth prospects given:

- NRG's development model requires external solutions that as a standalone company it cannot implement on its own; and
- The potential cost to finance its development projects and the availability of capital

-- 2/09 Exelon presentation

NOW

NRG raises capital off strength of assets

	Cost to Finance	Type	Amount
GenConn debt	6.79%[1]	Non-recourse	$534M
Dunkirk	2.30%[2]	Recourse	$58M
DOE guaranteed nuclear debt	4.53%[3]	Non-recourse	$6B[4]
Bond Issuance	8.75%[6]	Recourse	$700M

(1) Represents L+350bps, with the current 7 year swap rate at 3.29%; (2) Represents LC backing cost of 2.00% under our revolver, plus current spread of 30 bps (resets weekly); (3) Represents 30 year treasury + 12.5 bps (4) As per last disclosure dated 3/26/08 for overnight costs – "NRG and Toshiba" presentation, page 11; (5) Cumulative since 2003; (6) Coupon of 8.5% plus OID

NOW

And allocates capital in a balanced fashion:

- Debt repaid ($2.0B)[5]
- Share buybacks ($1.9B)[5]
- Growth capex
  - ✓ Texas Genco
  - ✓ West Coast Power
  - ✓ Reliant Energy Retail
  - ✓ Padoma Wind
  - ✓ Long Beach
  - ✓ Cos Cob
  - ✓ Cedar Bayou 4
  - ✓ GenConn

EXC's motto that we need them for capital allocation is <u>FALSE</u>

33

Exelon Uprates(1) NRG STP 3&4 Peak New MWs 1,326 1,080 MW Years (MWs available each year times number of years) 35,026 66,420 Overnight Cost ($M) $3,500 $4,000 Average Cost per kw ($) $2,600 $3,700 Cost per KW Year ($) $99 $60 Recourse Capital ($M) $3,500 $600(2) Recourse Capital per kw ($) $2,600 $550 Recourse Capital per kw Year $99 $9 C. Combination Risks: Exelon Nuclear Uprates vs. NRG's Advanced Nuclear Project (STP 3&4) Getting More "Bang-for-the Buck" STP 3&4 has far less recourse capital at risk, and substantially more years of operations at full capacity (100%) (40%) Source: Exelon Corporation SEC filings and NRG estimates. (1) Total uprates presented reflects Exelon's share of uprates in case of units jointly owned by others. (2) Based on $1.2 bn total equity required for 60% of STP 3&4 with $300 MM of equity coming from both Toshiba and New Partner.

Exelon's Flawed Rationale For The Hostile Transaction: Exelon's Arguments Bigger company has potential for greater share price appreciation Exelon's stock is more liquid Combined company would be more diversified, particularly geographically Combined company, with a better balance sheet, would be better positioned to invest capex in growth opportunities Exelon pays a dividend Carbon legislation After eight months, Exelon and its advisers have yet to put forth a persuasive rationale to NRG shareholders There is absolutely no reason for believing that diluting NRG's growth prospects across a much larger company like Exelon, with limited growth prospects of its own, results is greater effective share price appreciation for NRG's shareholders. NRG Response NRG is a widely-held, actively traded $6 billion company which has repeatedly engaged in successful capital market transactions over past five years True, to an extent, but through Reliant Energy, NRG has moved to diversify vertically rather than horizontally (i.e. geographically). Even more importantly, there are deteriorating fundamentals in Exelon's core markets. Diversification into weakness at an inadequate price is not a good approach to value creation NRG, without the burden of having to satisfy cautious rating agencies, is far better positioned to display growth capex for the principal benefit of shareholders NRG buys back shares. With NRG's growth and at these share price levels, the NRG approach will create more shareholder value Neutral impact to NRG. Less upside to Exelon. Still needs to pass

Next Steps: Exelon Raises Its Offer or Withdraws

Next Steps: What We Believe the Market Signaling Relative Price Performance(1) Given underperformance versus peer group, we believe EXC's offer has constrained NRG share performance 1) Data includes trading period from 12/2/2003 through 6/29/2009; 2) 5 year average reflects period 12/2/2003 through 10/17/2008 (last trading day prior to EXC's unsolicited offer); 3) Merchant average includes RRI, MIR, DYN, CPN (Note: CPN began trading 1/16/08; and MIR began trading 1/11/06); 4) Hybrid average includes EXC, PEG, CEG, ETR, FPL, PPL, AYE; 5) From 3/9/09 - 6/29/09 5-year+ performance 3-month performance 3/9/2009 6/29/2009

Next Steps: What NRG Will Do ... .... if Exelon raises offer: The current NRG Board has the experience, the independence and the demonstrated business judgment to preside over all of the activities and make the right decisions for the benefit of shareholders ....if Exelon withdraws: Continue implementation of long term plan for value creation: FORNRG Opportunistic hedging RepoweringNRG Nuclear Renaissance Disciplined & balanced capital allocation Announce and begin execution of plan for balance of 2009: Execute 2009 share buyback plan ($330M) Pursue nuclear sell-down of STP 3&4 Complete first year FORNRG 2.0 Deliver a full integration of Reliant Retail acquisition (collapse ring fence structure) Board will give the offer all due consideration with the assistance of outside advisors Financial Legal Regulatory Advisors to the Board We will provide a detailed public disclosure after the conclusion of our review

APPENDIX

NRG Board of Directors: Independent, Qualified, & Committed to NRG Stockholders

Composition of NRG Board of Directors

- **Independence**: Most members selected by the creditors' committee during our bankruptcy proceeding (2003); No Director has prior relationship with CEO
- **Separation from Management**: Chairman and CEO are separate positions
- **Complementary Experience and Qualifications**: Depth in power industry, financial matters, key commodities, regulatory and environmental affairs, core markets and prior roles in executive management and Board functions

5-Year+ Track Record of NRG Execution and Outperformance(1)



Share Price
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
12/03 – 3/04 Emergence from bankruptcy with new management with focus on prudent balance sheet management and portfolio maximization
3-05 Launched FORNRG initiative achieving ~$250M in pre-tax income in 3 yrs
10-05 Texas Genco acquisition announcement
12-05 West Coast Power acquisition announcement
6-06 Launched Repowering initiative
11-06 Texas Hedge Reset
3-08: NRG forms partnership with Toshiba ($300M to NRG)
9-07: Filed COLA for STP 3&4 (1st in 30 years)
Global Financial Crisis
6-09: Selected as 1 of 4 finalists for DOE loan guarantee
2-09: Announced record full year results (2008)
3-09: Announced Reliant Retail acquisition
Dec-03
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09

(1) Data reflects NRG trading period from 12/2/2003 through 6/29/2009

A five-year track record of stockholder value creation and returns, before broad market dislocation swamped the energy sector

40

Washington Legislation -- Renewables Both Senate and House are reaching compromises on Renewable Energy Standards Key features likely to include up to 20% of all energy delivered must be met by renewables, with 5% to 8% achievable by efficiency and "carve outs" for new nuclear Federal transmission siting authority also is likely to emerge "Future power prices will come under pressure relative to current expectations as low variable cost renewable generation is added to the bottom of the supply stack. "The major surprise in our mind is the hit in MISO where coal fired generation was poised to be replaced more frequently by gas fired generation as the marginal source of electricity; with renewables this will likely not happen to the magnitude as previously expected." "Equally interesting to us is that the outlook for ERCOT (Texas) is largely unchanged at basically flat since even with the addition of new renewable resources, the large installed base of efficient gas fueled power plants (CCGTs) remains as the marginal provider of electricity although look for some zonal price differentiation that favors the South and Houston over the West and North." -- CS Equity Analyst, Dan Eggers, December 22,2008 NRG has minimal negative impact and increased growth opportunity while EXC has potential risk of not realizing anticipated carbon uplift due to regional renewables penetration THEN: Exelon in its own words NOW "Our Exelon 2020 work says that the cost of adding all this wind to society is between $50 and $80 per ton of avoided carbon- dioxide. This is not a cheaper way for our customers to deal with the CO2 problems as everybody wants to believe it is. Nonetheless it's very clear that the politics are with building wind, we're going to keep seeing more of it and we are trying very hard to stay on top of its effects and we are certainly trying to model it in the NRG acquisition. .... it seems to concern us more than it concerns NRG but that's not a helpful comment." -- Q109 EXC earnings call

Nuclear at STP

Why Nuclear Power?

Energy Independence[1]

- Avoids 37.6 million barrels of oil/p.a.
- Avoids 177 bcf of gas/p.a.
- Avoids 13.1 million tons of coal/p.a.
- Avoids 8,100 MW or 202,500 acres of land for wind

Environmental Air Emission Displaced[1]

- Avoids SO_2 emissions of 40,918 tons/p.a. (3.46 lb/MWh)
- Avoids NOx emissions of 11,353 tons/p.a. (0.96 lb/MWh)
- Avoids mercury emissions of 828 lbs (0.56 oz/GWh)
- Avoids CO_2 emissions of 18.4 million tons (1,560 lb/MWh)

South Texas Project




Gulf of Mexico
Cooling Pond
Unit 1
Unit 2
Switchyard
Unit 3&4 Site

Why STP?

- One of only two existing nuclear facilities in state
- Enormous footprint
- Common station facilities (particularly reservoir) already designed for four units
- Ready access by barge and rail
- Widespread public support
- Open space and access to local Houston load center
- Top quality operator (STPNOC)

[1] Assumes 100% capacity factor for nuclear, ERCOT average (2005) and assumes representative technology by fuel type

★ Nuclear power is the most efficient "zero carbon" power generation available ★

42

Fundamentals Will Drive Commodity Price Recovery

NRG

Rig Count and Gas Prices



U.S. Gas Rig Count
1,800
1,600
1,400
1,200
1,000
800
600
400
200
NG 12-month forward strip price ($/mmbtu)
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
Sept 1994
- Rig count dropped 33% over 8 months
- Forward prices dropped 20% and stabilized after 4 months, with gas price recovery within 7 months
Sept 1998
- Rig count dropped 36% over 9 months
- Forward prices dropped 10% and stabilized after 4 months, with gas price recovery within 7 months
July 2001
- Rig count dropped 45% over 9 months
- Forward prices dropped 33% and stabilized after 7 months, with gas price recovery within 8 months
June 2009
-Rig count has dropped 57% so far
-We believe it will continue to drop further
Source: Bloomberg

Recovery Drivers / Trends

- Natural gas price recovery drivers:
  - Industrial demand recovers faster in a rebounding global economy
  - Continued producer CapEx cuts slow drilling & production
  - Accelerated decline rates from shale production
  - Lower Canadian imports with rig count decline in Canada
  - Weather events - Heat wave, hurricane
- Decreased energy prices and closed capital markets constrain power generation and natural gas E&P investments
- Texas heat rates remain supported in short-term and continue to increase in back years, trending toward long term fundamentals

Heat Rate



ERCOT Around the Clock Houston Zone Heat Rate (vs. Henry Hub)
MMBtu/MWh
8.80
8.60
8.40
8.20
8.00
7.80
7.60
7.40
7.20
7.00
2010 2011 2012 2013 2014 2015
4/6/2009
6/19/2009

Near-term market constraints setting the stage for longer term recovery

43